EXHIBIT 2

GLOBAL SOURCES LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	As at June 30,	As at December 31,
	2012	2011
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$98,696	$81,903
Term deposits with banks	2,043	2,764
Financial assets, available-for-sale	5,255	13,250
Accounts receivables	4,362	4,711
Receivables from sales representatives	9,068	6,523
Inventories	263	230
Prepaid expenses and other current assets	22,759	20,895
	142,446	130,276
Non-current assets
Property and equipment	54,352	55,761
Investment properties	74,085	75,370
Intangible assets	36,040	11,946
Long term investment	100	100
Deferred income tax assets	307	325
Other non-current assets	2,854	2,552
	167,738	146,054
Total assets	$310,184	$276,330

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$10,994	$7,698
Deferred income and customer prepayments	112,199	101,841
Accrued liabilities	16,645	17,723
Income tax liabilities	858	714
	140,696	127,976
Non-current liabilities
Deferred income and customer prepayments	9,129	8,290
Deferred income tax liabilities	4,906	1,510
	14,035	9,800
Total liabilities	154,731	137,776

Equity attributable to Company’s shareholders
Common shares	520	518
Treasury shares	(150,089)	(150,089)
Other reserves	153,097	152,591
Retained earnings	139,477	126,653
Total Company shareholders’ equity	143,005	129,673
Non-controlling interests	12,448	8,881
Total equity	$155,453	$138,554
Total liabilities and equity	$310,184	$276,330

GLOBAL SOURCES LTD. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(In U.S. Dollars Thousands, Except Number of Shares and Per Share Data)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue:
Online and other media services (Note 1)	$34,410	$35,961	$69,633	$67,943
Exhibitions	30,507	29,111	32,724	33,492
Miscellaneous	1,861	1,470	3,338	2,643
	$66,778	$66,542	$105,695	$104,078
Operating Expenses:
Sales (Note 2)	23,532	23,370	38,566	37,809
Event production	9,660	9,696	9,986	10,748
Community and content (Note 2)	8,968	9,767	15,896	16,789
General and administrative (Note 2)	11,404	10,381	21,578	18,624
Information and technology (Note 2)	3,248	3,070	6,639	6,243
Total Operating Expenses	$56,812	$56,284	$92,665	$90,213
Profit from Operations	$9,966	$10,258	$13,030	$13,865
Interest income	246	68	432	116
Share of loss of associate	(10)	-	(24)	-
Impairment loss on investment in associate	(302)	-	(302)	-
Profit before Income Taxes	$9,900	$10,326	$13,136	$13,981
Income tax expense	(373)	(469)	(536)	(524)
Net Profit	$9,527	$9,857	$12,600	$13,457
Net profit attributable to non-controlling interests	192	231	224	167
Net profit attributable to the Company’s shareholders	$9,719	$10,088	$12,824	$13,624
Basic net profit per share attributable to the Company’s shareholders	$0.29	$0.30	$0.38	$0.40
Shares used in basic net profit per share calculations	33,984,831	33,707,877	33,981,811	33,706,019
Diluted net profit per share attributable to the Company’s shareholders	$0.27	$0.28	$0.36	$0.38
Shares used in diluted net profit per share calculations	35,853,512	35,508,534	35,716,189	35,424,395

Note:	1.	Online and other media services consists of:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Online services	$30,045	$29,863	$60,922	$57,102
Print services	4,365	6,098	8,711	10,841
	$34,410	$35,961	$69,633	$67,943

Note:	2.	Non-cash compensation expenses associated with the several equity compensation plans and Global Sources Directors Share Grant Award Plan included under various categories of expenses are as follows:

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Sales	$175	$226	$237	$344
Community and content	51	90	16	117
General and administrative	470	473	735	619
Information and technology	64	64	136	143
	$760	$853	$1,124	$1,223